

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 1, 2009

By U.S. mail and facsimile to (281) 821-2995

Mr. James H. Allen, Jr., Senior Vice-President and Chief Financial Officer
Sterling Construction Company, Inc.
20810 Fernbush Lane
Houston, TX 77073

     RE: Sterling Constuction Company, Inc.
              Form 10-K for the year ended December 31, 2008
              File No. 1-31993

Dear Mr. Allen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Terence O'Brien
              Branch Chief